Exhibit 99.1

ASX ANNOUNCEMENT	16 March 2023

Notice Under Section 708A(5)(e) of the Corporations Act

This notice is given by Alterity Therapeutics Limited ACN 080 699 065 (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

Details of securities issued

Type	Shares
Class/Description	Fully paid ordinary shares
ASX Code	ATH
Date of Issue	15 March 2023
Number Issued	23,479,200
Issue Price per Security	AUD 0.0076

The Company gives notice pursuant to section 708A(5)(e) of the Corporations Act that:

1.	the Company issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice, the Company has complied with:

(i)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii)	sections 674 and 674A of the Corporations Act; and

3.	as at the date of this notice there is no information to be disclosed which is ‘excluded information’ (as defined in sections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by the Company.

Phillip Hains
Company Secretary

Alterity Therapeutics Limited ACN 080 699 065

Level 3, 62 Lygon Street Carlton Victoria 3053 Australia

www.alteritytherapeutics.com